ARTICLES OF CONVERSION

OF

ICHARGEIT, INC.

FROM

A DELAWARE CORPORATION

INTO

A NEVADA CORPORATION

COMES NOW, Ichargeit, Inc. ("ICHARGEIT") a Delaware corporation, hereby converting into a Nevada corporation, and files these Articles of Conversion pursuant to the requirements of the Nevada Business Corporation Act and the Delaware corporate laws, and as required therein would show the following:

1. On January 17, 2006, that certain Plan of Conversion of Ichargeit, Inc. from a Delaware Corporation Into a Nevada Corporation (the "Plan") was approved in accordance with Delaware law by the shareholders and executed by Jim Carroll, ICHARGEIT's President.

2. ICHARGEIT was originally formed as a Delaware corporation, currently has 50,000,000 shares of common stock authorized, and at January 17, 2006, 11,815,142 of such authorized shares of common stock were issued and outstanding. The only class of ICHARGEIT's stock issued and outstanding that may vote is common stock. The par value for such common stock is $0.001. No shares of any class are entitled to vote as a class.

3. Of the 11,815,142 shares that were eligible to vote, 7,195,132 shares of common stock were present in person or by proxy, and 7,195,132 voted for the Conversion and no shares voted against such Conversion. No shares of any class were entitled to vote as a class.

4. A copy of the Plan, as approved and executed, is currently on file at ICHARGEIT's current principal place of business, 11 Washington Street, Hawthorne, New Jersey 07506, and, following the conversion of ICHARGEIT into a Nevada corporation, a copy of the Plan, as approved and executed, will be on file at the principal place of business of ICHARGEIT, as a Nevada corporation, and said principal place of business shall be  11 Washington Street, Hawthorne, New Jersey 07506.

5. A copy of the Plan will be furnished to any shareholder of ICHARGEIT, either before or after the conversion from a Delaware corporation to a Nevada corporation, upon such shareholder's written request and without cost to such shareholder.

6. Subsequent to the consummation of the conversion, ICHARGEIT will retain its original name, Ichargeit, Inc. ICHARGEIT, as a Nevada corporation, shall be formed pursuant to the filing of these Articles of Conversion and shall be governed by the Articles of Incorporation attached hereto as Exhibit "A" and incorporated herein by reference for all purposes.

7 . The Plan and the performance of its terms was duly authorized and approved by all action required under the laws of the States of Nevada and Delaware and as required under ICHARGEIT's constituent documents.

8. ICHARGEIT, as converted to a Nevada corporation, shall be responsible for the payment of any franchise taxes that may be owed by ICHARGEIT, as a Delaware corporation.

IN WITNESS WHEREOF, these Articles of Conversion are executed to be effective as of the 17th day of January, 2006, by Jim Carroll, ICHARGEIT's President.

ICHARGEIT, INC.

a Delaware corporation

By: _______________________________

       Jim Carroll, President